Exhibit 99.7

Transcript of Chairman Chang’s Speech Regarding the Visit of ASE by
President Chen and Premier Su

President, Premier, honored guests, colleagues and friends in the media:

     I would like to thank President Chen and all of the officers for visiting ASE again to give us encouragement and inspiration. I still remember that day, five years ago, when the President first visited ASE and we gave a presentation in our newly constructed K7 plant. Five years later that 100,000 square meter plant has since become fully operational, and just last year we completed work on our new K11 plant, where we stand today. During the past five years, ASE has invested more than NT$60 billion in Taiwan, and our number of employees has doubled, reaching nearly 20,000. ASE now is the largest IC packaging and testing company in the world. I would like to take this opportunity to extend my sincerest gratitude to our government for its support for the development of the semiconductor industry and the growth of ASE in Taiwan over the years.

     Recently, my decision to join an investor consortium led by The Carlyle Group that has expressed an interest in potentially acquiring ASE has generated a great deal of discussion. I would like to take this opportunity to provide you with an update of the situation. Many could not understand why I would be willing to facilitate the sale of a great company like ASE to foreign investors. My major focus is the long-run successful development of ASE. The global semiconductor industry is currently in a stage of consolidation. Of a total global output of about US$300 billion in the semiconductor industry, nearly US$40 billion comes from Intel, more than US$20 billion comes from Sansung, over US$10 billion comes from TI, and the remainder mostly comes from companies with annual revenues of between US$1 billion and US$5 billion. Taking wafer fabrication companies as an example, it costs about US$2 billion to US$3 billion to construct a good 12-inch wafer fabrication facility. It is therefore inevitable that this industry will be consolidated into several companies with annual revenues of US$10 billion to US$20 billion or higher. In addition to the drive for consolidation among these companies, private equity funds have also been aware of this trend. For example, Philips’ semiconductor business and semiconductor divisions of HP and Motorola were all purchased and consolidated by the four largest global private equity funds, one of which is Carlyle. For packaging and testing in the back end segment of the semiconductor industry, outsourcing is usually the preferred solution after taking into account the cost of capital. The current rate of outsourcing for the back end segment of the semiconductor industry is about 40% (about US$20 billion), and after the consolidation, the percentage of this segment that is outsourced will probably reach 60% to 70% (about US$40 billion) or higher.

     ASE is the world’s largest packaging and testing company, with revenue of about US$3 billion for this year and average growth in revenues of more than 20% over the last five years, which has significantly exceeded the average growth rate of approximately 10% for the industry as a whole. In order to keep our annual growth rate above 20%, we must seek good opportunities for consolidation, and that is the reason we are considering the potential transaction with the Carlyle consortium. Carlyle has chosen ASE for its leading position in IC packaging and testing and for its strong management team. Consequently, Carlyle and I have agreed that, if the acquisition is completed, I will continue to hold the position of chairman and chief executive officer, retaining and leading our original team to seek greater business opportunities. All of ASE’s facilities around the world, especially those in Taiwan, are expected to accelerate their expansion. Our output in the Nantze Export Processing Zone is about US$2 billion for this year, with about 16,000 employees. Together with the Chung Li plant, which has an output of US$400 million and about 4,000 employees, our Taiwan facilities account for more than 75% of the total revenue of ASE, and we will continue strengthening our expansion in Taiwan in the future. Another six to seven floors in our K11 plant, where we stand today, can be used for expansion that could increase the plant’s estimated annual output by more than US$600 million. Meanwhile, our planned K12 plant is expected to contribute additional output of about US$1.4 billion. As a result, our total output in the Nantze Export Processing Zone is expected to double, reaching US$4 billion. Regarding the Chung Li plant, which suffered a fire last year, our newly constructed Building B has been put into operation and Building A is rapidly recovering from the fire and is expected to be put back into operation next year. In addition, our 60%-owned Power ASE Technology joint venture, which packages and tests memory chips, has begun production and is expected to reach annual revenue of more than US$200 million shortly and US$500 million within the next three years. We are planning to invest more than US$500 million in this joint venture to create an estimated 4,000 new jobs. Meanwhile, Power ASE Technology is planning to apply for a listing on the Taiwan GreTai Securities Market in 2007 and is expected to list on the main board of the Taiwan Stock Exchange in the future. In light of these plans, we expect the total amount of investment by ASE in Taiwan to reach NT$100 billion, and the number of employees to double, reaching 40,000. We hope to accelerate the development of ASE by leveraging the opportunities brought by Carlyle during its consolidation in the global semiconductor industry. I hope the developments I have described in this briefing demonstrate our determination to develop ASE globally while keeping its core center in Taiwan.

     Carlyle’s potential offer to invest in ASE, a company that was established and that grew up in Taiwan, is not only a great vote of confidence in the Taiwanese business sector, but also a demonstration of the impact of the policies put in place by President Chen and Premier Su to promote industrial development, encourage foreign investment and improve Taiwan’s international position. Again, I would like to thank the President and the Premier for making room in your busy schedules to visit ASE, a visit which has provided great encouragement and inspiration to us all.

This transcript is neither an offer to purchase nor a solicitation of an offer to sell securities by any person. The potential offer for the outstanding shares of ASE described in this transcript has not commenced. Any offers to purchase or solicitations of offers to sell, if ultimately made, will be required to be made in accordance with Taiwan law, including without limitation a tender offer filed with the Financial Supervisory Commission (“FSC”) of Taiwan. In addition, such offers or solicitations will be required to be made pursuant to offer documents filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with U.S. securities laws.

The offer documents required under Taiwan and U.S. laws, including ASE's recommendation statement, will contain important information, and shareholders and potential investors are urged to read them carefully when they become available before making any decision with respect to any offer. Those materials will be made available to all shareholders of ASE at no expense to them on the FSC’s website (http://www.fscey.gov.tw), Taiwan’s Market Observation Post System (http://newmops.tse.com.tw) and the SEC’s website (http://www.sec.gov).

Safe Harbor Notice
This transcript contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this transcript. The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this transcript. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor packaging and testing services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new packaging, interconnect materials and testing technologies in order to remain competitive; our ability to successfully integrate pending and future mergers and acquisitions; international business activities; our business strategy; general economic and political conditions; possible disruptions in commercial activities caused by natural or human-induced disasters; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2005 Annual Report on Form 20-F filed on June 19, 2006.